                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -----------------

                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

For the Fiscal Year Ended December 31, 2001

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________


COMMISSION FILE NUMBER 1-3187


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                          RELIANT ENERGY, INCORPORATED

                                  SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          RELIANT ENERGY, INCORPORATED

                              1111 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

                                TABLE OF CONTENTS


Independent Auditors' Report                                                                            Page  1

Financial Statements:

         Statement of Net Assets Available for Plan Benefits, December 31, 2001                         Page  2

         Statement of Net Assets Available for Plan Benefits, December 31, 2000                         Page  3

         Statement of Changes in Net Assets Available for Plan Benefits for the
         Year Ended December 31, 2001                                                                   Page  4

         Notes to Financial Statements for the Year Ended December 31, 2001                             Page  5

Supplemental Schedules:

         Schedule H, line 4i-Schedule of Assets (Held at End of Year),
         December 31, 2001                                                                              Page 11

The following schedules required by the Department of Labor's regulations are omitted due to the absence of conditions under which they are required:

         Schedule of Reportable Transactions

         Schedule of Nonexempt Transactions

         Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

         Schedule of Leases in Default or Classified as Uncollectible

         Schedule of Assets Acquired and Disposed of Within the Plan Year

Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

                          INDEPENDENT AUDITORS' REPORT

Reliant Energy, Incorporated Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Reliant Energy, Incorporated Savings Plan (the Plan) as of December 31, 2001 and 2000 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP


Houston, Texas
June 24, 2002

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 2001


                                     PARTICIPANT-      NONPARTICIPANT-   NONPARTICIPANT-    NONPARTICIPANT-
                                       DIRECTED            DIRECTED         DIRECTED           DIRECTED
                                      INVESTMENT          ALLOCATED        UNALLOCATED           OTHER
                                       FUNDS(1)            ESOP(1)           ESOP(1)         INVESTMENT(1)         TOTAL
                                    --------------     ---------------   ---------------    ---------------    --------------
ASSETS
  Investments                       $1,152,181,035     $  239,564,081    $  190,861,716     $           --     $1,582,606,832

  Participant loans                     49,579,755                 --                --                 --         49,579,755

  Receivables:
    Dividends and interest                 555,174              9,295             7,366                 --            571,835
    Discretionary contributions                 --         16,003,363       (16,003,363)         4,514,141          4,514,141
    Employer contributions                 388,122                 --                --                 --            388,122
    Participant contributions            1,772,959                 --                --                 --          1,772,959
                                    --------------     --------------    --------------     --------------     --------------
      Total receivables                  2,716,255         16,012,658       (15,995,997)         4,514,141          7,247,057
                                    --------------     --------------    --------------     --------------     --------------

        Total Assets                 1,204,477,045        255,576,739       174,865,719          4,514,141      1,639,433,644
                                    --------------     --------------    --------------     --------------     --------------

LIABILITIES
    Accrued expenses                        70,814              4,569                --                 --             75,383

    Interest on ESOP loans from
    Company                                     --                 --           421,169                 --            421,169

    ESOP loans from Company                     --                 --       130,947,291                 --        130,947,291
                                    --------------     --------------    --------------     --------------     --------------

        Total Liabilities                   70,814              4,569       131,368,460                 --        131,443,843
                                    --------------     --------------    --------------     --------------     --------------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS                        $1,204,406,231     $  255,572,170    $   43,497,259     $    4,514,141     $1,507,989,801
                                    ==============     ==============    ==============     ==============     ==============

(1) Supplemental consolidating information.

                    See Notes to Plan's Financial Statements.

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 2000


                                            PARTICIPANT-      NONPARTICIPANT-    NONPARTICIPANT-
                                              DIRECTED            DIRECT            DIRECTED
                                             INVESTMENT          ALLOCATED         UNALLOCATED
                                              FUNDS(1)            ESOP(1)            ESOP(1)             TOTAL
                                           --------------     ---------------    ---------------     --------------
ASSETS
  Investments                              $1,483,043,980     $  335,864,985     $  377,238,636      $2,196,147,601

  Participant loans                            47,377,117                 --                 --          47,377,117

  Receivables:
    Dividends and interest                        809,558             15,358             13,444             838,360
    Discretionary contributions                        --         18,532,110        (18,532,110)                 --
    Participant contributions                   1,630,906                 --                 --           1,630,906
                                           --------------     --------------     --------------      --------------
      Total receivables                         2,440,464         18,547,468        (18,518,666)          2,469,266
                                           --------------     --------------     --------------      --------------

        Total Assets                        1,532,861,561        354,412,453        358,719,970       2,245,993,984
                                           --------------     --------------     --------------      --------------

LIABILITIES
  Accrued expenses                                 18,284              3,826                 --              22,110

  Interest on ESOP loans from Company                  --                 --            868,821             868,821

  ESOP loans from Company                              --                 --        170,424,905         170,424,905
                                           --------------     --------------     --------------      --------------

        Total Liabilities                          18,284              3,826        171,293,726         171,315,836
                                           --------------     --------------     --------------      --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $1,532,843,277     $  354,408,627     $  187,426,244      $2,074,678,148
                                           ==============     ==============     ==============      ==============

(1) Supplemental consolidating information.

                    See Notes to Plan's Financial Statements.

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001


                                       PARTICIPANT-                          NONPARTICIPANT-     NONPARTICIPANT-
                                         DIRECTED         NONPARTICIPANT-        DIRECTED           DIRECTED
                                        INVESTMENT           DIRECTED          UNALLOCATED            OTHER
                                          FUNDS(1)       ALLOCATED ESOP(1)       ESOP(1)          INVESTMENT(1)          TOTAL
                                      ---------------    -----------------   ---------------     ---------------    ---------------
INVESTMENT LOSS:
  Dividends                           $    26,163,459    $    12,537,174     $    11,776,298     $            --    $    50,476,931
  Interest                                 10,123,351             80,282             144,577                  --         10,348,210
  Net depreciation of investments        (365,728,992)      (139,103,420)       (131,615,898)                 --       (636,448,310)
                                      ---------------    ---------------     ---------------     ---------------    ---------------
    Total investment loss                (329,442,182)      (126,485,964)       (119,695,023)                 --       (575,623,169)
                                      ---------------    ---------------     ---------------     ---------------    ---------------

CONTRIBUTIONS:
  Participant contributions                66,755,083                 --                  --                  --         66,755,083
  Employer contributions                   11,650,440            373,343          30,149,826                  --         42,173,609
  Accrued discretionary
    contributions                                  --         16,003,363         (16,003,363)          4,514,141          4,514,141
  Allocation of ESOP stock                         --         36,530,242         (36,530,242)                 --                 --
                                      ---------------    ---------------     ---------------     ---------------    ---------------
    Total contributions                    78,405,523         52,906,948         (22,383,779)          4,514,141        113,442,833
                                      ---------------    ---------------     ---------------     ---------------    ---------------

Fund transfers, net                         1,907,757        (14,040,883)         12,133,126                  --                 --

Administrative expenses                    (1,179,671)           248,352                  --                  --           (931,319)

Benefit payments                          (78,128,473)       (11,464,910)                 --                  --        (89,593,383)

Interest on ESOP loans from Company                --                 --         (13,983,309)                 --        (13,983,309)
                                      ---------------    ---------------     ---------------     ---------------    ---------------

CHANGE IN NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                        (328,437,046)       (98,836,457)       (143,928,985)          4,514,141       (566,688,347)

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS

    BEGINNING OF PERIOD                 1,532,843,277        354,408,627         187,426,244                  --      2,074,678,148
                                      ---------------    ---------------     ---------------     ---------------    ---------------

    END OF PERIOD                     $ 1,204,406,231    $   255,572,170     $    43,497,259     $     4,514,141    $ 1,507,989,801
                                      ===============    ===============     ===============     ===============    ===============

(1) Supplemental consolidating information.

                    See Notes to Plan's Financial Statements.

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

1.       ACCOUNTING POLICIES

         In accordance with the provisions of the Reliant Energy, Incorporated Savings Plan (the Plan), the financial records of the Plan are kept and the valuations of participating employees' (Participants) accounts are determined on the accrual basis.

         The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. The fair value for securities are based on quoted market prices in an active market. Fair value for mutual and institutional funds are determined using net asset value of the each fund as of the financial statement dates. Security transactions are recorded as of the trade date. Participant loans are valued at cost which approximates fair value.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts as well as certain disclosures. Actual results could differ from those estimates.

         Certain amounts from the prior year have been reclassified to conform to the 2001 presentation of the financial statements.

         The Plan provides for investments in Reliant Energy, Incorporated's (the Company) common stock, various mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and Participant account balances. As of December 31, 2001 and 2000, an aggregate of 33,505,474 and 33,437,216 shares of the Company's common stock was held by the Plan which represented 56.1% and 65.9% of the Plan's investments, respectively. The value of the Plan's investments are significantly impacted by the price of the Company's common stock, as a result of the concentration of the Plan's investments in the Company's common stock. Rates of return will vary, and returns will depend on the market value of the Plan's investments.

         Subsequent to December 31, 2001, the Plan's investments in the Company's common stock have been subject to volatility. From January 1, 2002 through June 24, 2002, the aggregate fair value of 33,505,474 shares of the Company's common stock held by the Plan as of December 31, 2001 has declined approximately $387 million from the fair value reported in the financial statements as of December 31, 2001.

2.       SUMMARY OF THE PLAN

         Description of the Plan

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the case of any discrepancy between this summary and the Plan document, the Plan's provisions will control.

         General

         The Plan is a defined contribution plan covering all employees of the Company and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) building trades workers under a construction industry collective bargaining agreement, (b) leased employees, (c) independent contractors or (d) non-resident aliens who receive no U.S. sourced income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Contributions

         Participants may contribute up to 16% of eligible compensation, as defined in the Plan. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans. Participants direct their contributions into the various investment options offered by the Plan.

         In general, the employer matching contribution is 75% on the first 6% of eligible compensation that the Participant contributes into the Plan. Additional discretionary matching contributions may be made of up to 50% on the first 6% of eligible compensation that the Participant contributes to the Plan. Employer matching contributions are primarily made in the employer stock ownership component of the Plan (ESOP).

         Effective March 1, 2001, the employer matching contribution provisions were amended for certain Participants of Reliant Resources, Inc. and Reliant Energy Tegco, Inc. (collectively, Resources Participants). As a result, Resources Participants received employer contributions of 100% on the first 6% of eligible compensation that the Participant contributes into the Plan. Further, such contributions were made in cash to be invested at the Participant's discretion into the various investment options offered by the Plan.

         In addition, discretionary profit sharing features were added for Resources Participants. Beginning March 1, 2001, the Company elected to make employer contributions of 2% each pay period in cash on the first $85,000 of eligible compensation during calendar year 2001 and to provide discretionary annual payments up to 3% of annual compensation.

         During March and April 2002, discretionary contributions of approximately $21 million were made to Participant accounts for plan year 2001, which included $5 million of such contributions for Resources Participants. Such contributions for Resources Participants (contributed in the form of Reliant Resources, Incorporated common stock) are accrued in the financial statements for the year ended December 31, 2001 as nonparticipant-directed other investment activity. Discretionary contributions satisfied through the ESOP are accrued in the financial statements for the year ended December 31, 2001 but are treated as a reclassification between the Unallocated and Allocated ESOP (as defined below).

         Contributions are subject to certain limitations.

         Investment Options

         The Plan has nine investment fund (Funds), as follows:

         o  Company Common Stock Fund

         o  Large Company Growth Fund

         o  Large Company Value Fund

         o  International Equity Fund

         o  Balanced Fund

         o  Fixed Income Fund

         o  Money Market Fund

         o  S&P 500 Index Fund

         o  Mid-Sized and Small Company Fund

         Upon enrollment in the Plan, Participants may direct contributions (as permitted), in 1% increments, in any of the investment options. Participants should refer to the Plan prospectus for a detailed description of each investment fund.

         Employee Stock Ownership Plan

         Except for Resources Participants who receive their employer contributions in cash or in the form of Reliant Resources, Incorporated common stock, the ESOP is the primary funding mechanism for the employer contributions to the Plan. In connection with the ESOP, the Company was party to an ESOP Trust Agreement between the Company and State Street Bank (Prior ESOP Trustee). The Prior ESOP Trustee purchased shares of the Company's common stock in open market transactions with funds provided by loans (Loans) from the Company. The Prior ESOP Trustee completed the purchases of shares of the Company's common stock in December 1991 after purchasing 18,762,184 shares at a cost of $350 million. At December 31, 2001 and 2000, the total balance of the Loans was $131 million and $170 million, respectively. The Loans bear interest at a fixed rate of 9.783% and must be repaid in full by January 2, 2011. Accrued interest on the Loans was less than $1 million at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, the fair value of the ESOP Loans including accrued interest was $145 million and $174 million, respectively. Fair value is estimated based on the present value of required principal and interest payments revalued at current interest rates using the formula specified in the Loans agreement to establish the fixed rate. For the purposes of estimating the ESOP Loans fair value, the principal and interest payments are reflected during 2008 through 2011 in accordance with the ESOP Loans repayment schedule.

         The Company makes periodic cash contributions (ESOP Contributions) to the portion of the ESOP trust which has not been allocated to Participants (Unallocated ESOP). The ESOP Contributions, the earnings received on the investments received on shares in the Unallocated ESOP, the dividend income received on shares from the Unallocated ESOP and the dividend income received on shares of the ESOP trust which have been allocated to Participants (Allocated ESOP) are used to pay principal and interest on the Loans. As debt service payments on the Loans are made, the Company releases shares of common stock from the pledge securing the Loans and such shares are available for allocation to Participants' accounts in satisfaction of employer contributions and dividend income attributable to shares in the Allocated ESOP. Unallocated ESOP stock serves as collateral for the Loans. All released shares must be allocated to Participants' accounts by year-end. No allocated shares serve as collateral for the Loans.

         In addition to the ESOP Contributions, the Company may elect to make employer contributions to the Allocated ESOP in the form of cash which may be used to purchase shares of the Company's common stock in the open market. Dividend income received on shares of the Company's common stock that are purchased in the open market and placed in the Allocated ESOP is not available for debt service payments.

         Diversification of Investments

         Except for Resources Participants who received their employer contributions in cash after March 1, 2001, the employer matching and discretionary matching contributions are primarily invested in the ESOP. Once a Participant attains age 55 and has participated in the Plan for at least 10 years, they have the option to diversify their investment of employer contributions. A Participant may transfer up to 25% of the balance of the employer contribution account for the first 5 years they are eligible and 50% of the balance of the employer contribution account beginning in the 6th year of eligibility (in each case less any dollar amount already diversified) from the ESOP to any or all of the other funds available under the Plan as of such date.

         Participant Accounts

         Each Participant's account is credited with the Participant's contributions and with allocations of the Company contributions and Plan earnings. Each Participant's account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. A Participant is entitled to their vested account balance.

         Vesting

         Participants are vested immediately in their contributions plus actual earnings thereon. In general, vesting in the employer contribution is based on years of continuous service. A Participant is 100% vested after five years of credited service. Participants also become 100% vested upon death, disability or the attainment of age 65.

         Effective March 1, 2001, the Plan was amended for active Resources Participants to allow immediate vesting of all employer contributions for such employees.

         Participant Loans

         A Participant may borrow against their vested account balances. The maximum amount that a Participant may borrow from their vested account is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant's vested account balance under the Plan.

         The loans are to be secured by the pledge of a portion of the Participant's right, title and value of the Participant's vested account balance under the Plan as determined immediately after the loans are made. Loans may be repaid over a period of up to five years and are subject to a $25 origination fee. The minimum loan amount is $500. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant loans fund.

         Payment of Benefits

         On termination of service due to death, disability or retirement, a Participant whose account exceeds $5,000 may elect upon written request at any time to receive distribution of their Plan account in a single lump sum payment or fixed monthly, quarterly, semi-annually or annual installments over a period of 10 years or less. The Participant may have the above selected distribution option paid in the form of cash, Company common stock or a combination of both.

         To the extent a Participant has not requested a distribution by the time he reaches age 70 1/2, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the Internal Revenue Code of 1986, as amended (Code). Immediate lump sum distributions are made for accounts which do not exceed $5,000.

         A Participant who is under age 59 1/2 may make a withdrawal from amounts attributable to their after-tax contributions and, if applicable, their rollover contributions in the Plan and associated earnings. A Participant who is under age 59 1/2 and has less than five years of service who withdraws matched after-tax contributions will be suspended from Plan participation for six months.

         A Participant who is age 59 1/2 or older may make unlimited withdrawals from their pre-tax contributions, after-tax contributions, vested portion of prior Plan accounts, rollover account and the associated earnings.

         Forfeitures

         At December 31, 2001, forfeited nonvested accounts were less than $1 million, which may be used to reduce future employer contributions and Plan expenses. Employer contributions were reduced by less than $1 million from forfeited nonvested accounts during 2001.

         Administration

         The assets of the Plan are held in trust by The Northern Trust Company (Trustee). ADP Retirement Services is the recordkeeper for the Plan. The Benefits Committee of Reliant Energy, Incorporated (Committee), appointed by the Board of Directors of the Company, is the plan administrator. The Committee retains an independent investment consultant to provide investment advice with respect to the Funds. The fees charged by the Trustee and the investment consultant are paid by the Trustee out of the Funds.

         Termination of the Plan

         Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and each Participant will become fully vested in their account.

         Plan Amendments Subsequent to December 31, 2001

         See Note 7 for information detailing changes to the Plan subsequent to December 31, 2001.

3.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets available for plan benefits.

                                                                                 DECEMBER 31,
                                                                      ---------------------------------
                                                                           2001               2000
                                                                      --------------     --------------
Reliant Energy, Incorporated common stock,  33,505,474 and
  33,437,216 shares, respectively                                     $  888,565,170     $1,448,249,418
Jennison Institutional Growth Equity Fund, 117,799,885 and
  128,819,056 shares, respectively                                        80,846,075        106,531,122
Barclays Global Investors Equity Index Fund, 6,021,681 and
  6,045,819 shares, respectively                                          92,191,947        105,015,861
Northern Trust Collective Short-term Investment Fund, 117,625,914
  and 96,365,233 shares, respectively                                    117,625,914         96,365,233

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual and institutional funds     $ 84,903,668
Company common stock                551,544,642
                                   ------------
                                   $636,448,310
                                   ============

4.       NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets available for plan benefits and the components of changes relating to nonparticipant-directed investments are detailed on the Plan's financial statements. The following provides supplemental information relating to such investments:

                                                                                         DECEMBER 31,
                                                                                 -----------------------------
                                                                                     2001             2000
                                                                                 ------------     ------------

         Northern Trust Collective Short-term Investment Fund, 5,526,176 and
           4,309,241 shares, respectively                                        $  5,526,176     $  4,309,241
         Allocated ESOP - Reliant Energy, Incorporated common stock,
           8,951,967 and 7,725,776 shares, respectively                           237,406,165      334,622,673
         Unallocated ESOP - Reliant Energy, Incorporated common stock,
           7,069,889 and 8,638,885 shares, respectively                           187,493,456      374,171,707

         As discussed in Note 7, the Plan was amended in 2002 for Participants of the Plan to permit the diversification of employer matching contributions into other investment options of the Plan. As a result, balances associated with the Allocated ESOP will become subject to Participant direction as of May 6, 2002.

5.       TAX STATUS

         The Internal Revenue Service (IRS) determined and informed the Company by letter dated April 2, 2001 that the Plan, as amended and restated effective April 1, 1999 and as thereafter amended, was qualified and the trust fund (Trust) established is tax-exempt under the appropriate sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the Code.

6.       RELATED PARTY TRANSACTIONS

         During 2001, the Plan purchased and sold shares of the Company's common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

                                              2001
                                          ------------
Purchases         Company common stock    $ 51,146,386
                  Short-term funds         396,897,143

Sales             Company common stock    $ 43,849,046
                  Short-term funds         375,732,568

7.       SUBSEQUENT EVENTS

         Effective April 1, 2002, contributions to the Plan related to Resources Participants were discontinued. Instead, such contributions for Resources Participants are made to the newly established Reliant Resources, Incorporated Savings Plan and the Reliant Resources Incorporated Union Savings Plan (collectively, Resources Plans), as applicable. Associated transfers of Resources Participant balances in the Plan to the Resources Plans are anticipated to occur during 2002. As of May 31, 2002, balances in the Plan associated with Resources Participants were approximately $140 million.

         Effective May 6, 2002, the Plan was amended to permit the diversification of employer matching contributions into other investment options of the Plan and to allow the election of quarterly dividends to be paid in cash. The Plan was also amended effective May 6, 2002 to provide for immediate vesting of all employer contributions to the Plan.

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN

                               SCHEDULE H, LINE 4I
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2001

                                                                    SHARES             COST           CURRENT VALUE
                                                                 ------------     --------------     ----------------
COMPANY COMMON STOCK FUND
  Reliant Energy, Incorporated Common Stock*                       17,483,618     $  326,584,948     $  463,665,549
  Northern Trust Collective Short-term Investment Fund*             2,814,509          2,814,509          2,814,509
                                                                                  --------------     --------------
      TOTAL COMPANY COMMON STOCK FUND INVESTMENTS                                    329,399,457        466,480,058
                                                                                  --------------     --------------

LARGE COMPANY GROWTH FUND
  Barclays Global Investors Russell 1000 Growth Index Fund          5,932,822         51,742,047         43,962,210
  Janus Fund                                                        2,622,936        101,385,774         64,524,228
  Jennison Institutional Growth Equity Fund                        96,939,341         95,925,424         66,529,481
  Northern Trust Collective Short-term Investment Fund*                 1,473              1,473              1,473
                                                                                  --------------     --------------
      TOTAL LARGE COMPANY GROWTH FUND INVESTMENTS                                    249,054,718        175,017,392
                                                                                  --------------     --------------

LARGE COMPANY VALUE FUND
  Barclays Global Investors Russell 1000 Value Index Fund           3,322,608         32,571,013         32,029,945
  ICAP Mutual Fund Equity Portfolio                                 1,133,409         43,333,053         48,747,904
  Selected American Shares Fund                                     1,565,684         57,853,794         48,520,549
  Northern Trust Collective Short-term Investment Fund*                   124                124                124
                                                                                  --------------     --------------
      TOTAL LARGE COMPANY VALUE FUND INVESTMENTS                                     133,757,984        129,298,522
                                                                                  --------------     --------------

INTERNATIONAL EQUITY FUND
  Lazard International Equity Portfolio                             2,321,387         21,542,474         16,110,428
  Capital Guardian International (Non-U.S.) Equity Fund               665,024         19,859,595         16,878,297
  Northern Trust Collective Short-term Investment Fund*                   994                994                994
                                                                                  --------------     --------------
      TOTAL INTERNATIONAL EQUITY FUND INVESTMENTS                                     41,403,063         32,989,719
                                                                                  --------------     --------------

BALANCED FUND
  Barclays Global Investors  Equity Index Fund                        858,497         13,183,661         13,143,597
  Capital Guardian U.S. Small Capitalization Fund                   1,294,551         12,000,000         10,356,406
  Jennison Institutional Growth Equity Fund                        20,860,544         18,400,000         14,316,594
  Capital Guardian International (Non-U.S.) Equity Fund               562,511         17,400,000         14,276,536
  Selected American Shares Fund                                       417,945         15,853,451         12,952,127
  PIMCO Total Return Fund                                           1,553,750         15,740,172         16,252,228
  Northern Trust Collective Short-term Investment Fund*                15,739             15,739             15,739
                                                                                  --------------     --------------
      TOTAL BALANCED FUND INVESTMENTS                                                 92,593,023         81,313,227
                                                                                  --------------     --------------

FIXED INCOME FUND
  Loomis Sayles Fixed Income Fund                                   1,926,306         22,256,162         20,380,313
  PIMCO Total Return Fund                                           3,929,543         41,111,694         41,103,018
  Northern Trust Collective Short-term Investment Fund*                18,833             18,833             18,833
                                                                                  --------------     --------------
      TOTAL FIXED INCOME FUND INVESTMENTS                                             63,386,689         61,502,164
                                                                                  --------------     --------------

MONEY MARKET FUND
  Northern Trust Collective Short-term Investment Fund*           109,246,316        109,246,316        109,246,316
                                                                                  --------------     --------------
      TOTAL MONEY MARKET FUND INVESTMENTS                                            109,246,316        109,246,316
                                                                                  --------------     --------------

S&P 500 INDEX FUND
  Barclays Global Investors Equity Index Fund                       5,163,184         94,365,530         79,048,350
  Northern Trust Collective Short-term Investment Fund*                 1,019              1,019              1,019
                                                                                  --------------     --------------
      TOTAL S&P 500 INDEX FUND INVESTMENTS                                            94,366,549         79,049,369
                                                                                  --------------     --------------

MID-SIZED AND SMALL COMPANY FUND
  Barclays Global Investors Russell 2000 Index Fund                   512,828          5,722,164          5,989,827
  Capital Guardian U.S. Small Capitalization Fund                     752,465          6,267,760          6,019,720
  Turner Mid-Cap Growth Fund                                          240,712          6,267,760          5,273,990
  Northern Trust Collective Short-term Investment Fund*                   731                731                731
                                                                                  --------------     --------------
      TOTAL MID-SIZED AND SMALL COMPANY FUND INVESTMENTS                              18,258,415         17,284,268
                                                                                  --------------     --------------

TOTAL PARTICIPANT INVESTMENTS                                                      1,131,466,214      1,152,181,035
                                                                                  --------------     --------------

ALLOCATED ESOP
  Reliant Energy, Incorporated Common Stock*                        8,951,967        168,719,294        237,406,165
  Northern Trust Collective Short-term Investment Fund*             2,157,916          2,157,916          2,157,916
                                                                                  --------------     --------------
      TOTAL ALLOCATED ESOP INVESTMENTS                                               170,877,210        239,564,081
                                                                                  --------------     --------------

UNALLOCATED ESOP
  Reliant Energy, Incorporated Common Stock*                        7,069,889        130,566,600        187,493,456
  Northern Trust Collective Short-term Investment Fund*             3,368,260          3,368,260          3,368,260
                                                                                  --------------     --------------
      TOTAL UNALLOCATED ESOP INVESTMENTS                                             133,934,860        190,861,716
                                                                                  --------------     --------------

TOTAL PLAN INVESTMENTS                                                            $1,436,278,284     $1,582,606,832
                                                                                  ==============     ==============

PARTICIPANT LOANS, INTEREST RATE AT PRIME PLUS 1%                                                    $   49,579,755
                                                                                                     ==============


*Party-in-interest

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      RELIANT ENERGY, INCORPORATED SAVINGS PLAN



                                      By /s/ DAVID M. McCLANAHAN
                                         --------------------------------------
                                         (David M. McClanahan, Chairman of the
                                         Benefits Committee of Reliant Energy,
                                         Incorporated, Plan Administrator)

June 27, 2002

                                  EXHIBIT INDEX

EXHIBIT
NUMBER               DESCRIPTION
-------              -----------
23.1      Consent of Independent Auditors